UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2006 (November 9, 2006)
Date of Report (Date of earliest event reported)

VINEYARD NATIONAL BANCORP

VINEYARD NATIONAL BANCORP
(Exact name of registrant as specified in its charter)

California	000-20862	33-0309110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1260 Corona Pointe Court, Corona, California	92879
(Address of principal executive offices)	(Zip Code)

(951) 271-4232
(Registrant’s telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On November 9, 2006, Vineyard National Bancorp released on its website an investor relations presentation relating to its results for the third quarter of 2006. A copy of the presentation is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(a) Not applicable
(b) Not applicable.
(c) Not applicable
(d) The following exhibit is included with this Report:

Exhibit 99.1 Investor Relations Presentation for the quarter ended September 30, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINEYARD NATIONAL BANCORP

Date: November 13, 2006

By: */s/ Gordon Fong*

Gordon Fong
Executive Vice President and Chief Financial Officer


VINEYARD
NATIONAL BANCORP
3rd Quarter 2006

Disclosure

When used in this presentation, filings by Vineyard National Bancorp ("Company") with the Securities and Exchange Commission ("SEC"), or other public or stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution you that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Also, the Company wishes to advise you that various risks and uncertainties could affect the Company's financial performance and cause actual results for future periods to differ materially from those anticipated or projected. Specifically, the Company cautions you that important factors could affect the Company's business and cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company, including: general economic conditions in its market area, particularly changes in economic conditions in the real estate industry or real estate values in our market, changes in market interest rates, increased loan prepayments, risk associated with credit quality, and other risks with respect to its business and/or financial results detailed in the Company's press releases and filings with the SEC. You are urged to review the risks described in such releases and filings. The risks highlighted herein should not be assumed to be the only factors that could affect future performance of the Company. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Our Values

Creativity

Integrity

Flexibility


VINEYARD BANK
VINEYARD
Mobile Unit
VINEYARD
Respect
Devotion
Honor
Strength
Spirit
Pride
Triumph
Heart
Valor
Remembrance
Hero
Truth
Allegiance
Character
Glory
Leadership
Patriot
Soldier
Freedom
Passion
Power
Courage
Bravery
Loyalty
Destiny


VINEYARD
BANK
vineyardbank.com
Creating New Experiences

The bottom line… It's all about People

Overview

At September 30, 2006

- **Traded on the NASDAQ Global Market System under the symbol VNBC”**
- **Market price – closed at $25.96**
- **$2.2 billion in assets**
- **Shares outstanding – approximately 10.4 million**
- **Market Capitalization – approximately $270 million**
- **Inside ownership most recent quarter end – approximately 12%**
- **Institutional ownership most recent quarter end – approximately 40%**

Overview

At September 30, 2006

Price Valuation Measures

- **12 month trailing price to earnings ("P/E") – 12.26**
- **Forward P/E fiscal year end Dec. 31, 2007 – 9.88 (based on analysts estimates)**
- **Price/Book most recent quarter ("mrq")– 2.07**
- **Stated Book Value Per Share (mrq)– $12.56**
- **Diluted Book Value Per Share (mrq) – $12.75**
- **Analyst coverage – four (4)**
  - **Cohen Bros. & Company**
  - **RBC Capital Markets**
  - **Sandler O'Neill & Partners, L.P.**
  - **Sidoti & Company, LLC**

Financial Highlights


Capital Management
Balance Sheet Effectiveness
Key Financial Principles
Consistent EPS Growth
Operational Efficiency

Vineyard National Bancorp Summary Results 2004-2006

Bancorp Net Earnings

Dollars shown in all tables are in thousands (except for per share information)

Period-ended	Net Earnings	Diluted Earnings Per Share	Return On Avg. Common Equity
Year to Date Sept. 30, 2006	$14,300	$1.37	18%
Year Ended Dec. 31, 2005	$18,900	$1.89	21%
Year Ended Dec. 31, 2004	$14,000	$1.55	29%

Vineyard National Bancorp
Summary Results 2004-2006

Bank Net Earnings

Dollars shown in all tables are in thousands (except percentage information)

Period-ended	Net Earnings	Return on Avg. Assets	Efficiency Ratio
Year to Date Sept. 30, 2006	$19,900	1.40%	48%
Year Ended Dec. 31, 2005	$23,900	1.54%	45%
Year Ended Dec. 31, 2004	$17,000	1.47%	44%

National Recognition


FORTUNE
Custom Reprint
September 18, 2006
100
Fastest
Growing
Companies
#63
Featuring
Vineyard National Bancorp

2nd consecutive year

CORONA CALIF.

Ticker: *VNBC*
Stock Price, 8/24/06: **$26.69**

Earnings-Per Share Growth, Three-year annual rate: **46%**
Earnings-Per-Share Growth, Three-year. annual rate, Rank: **84**

Net Income, Past Four Quarters (millions)*: **$18.7**

Revenue Growth, Three-year annual rate: **70%**

Revenue Growth, Three-year annual rate, Rank: **16**

Revenue, Past four quarters (millions): **$127.5**

Total Return, Three-year annual rate: **38%**

Total Return, Three-year annual rate, Rank: **69**

P/E, Current Fiscal Year Est.: **13**

Financial holding company.

*Through the quarter ended March 31, 2006


THE 100 FASTEST-GROWING COMPANIES

The Class of '06

Welcome to our annual ranking of supercharged performers

VINEYARD NATIONAL BANCORP

#63

VINEYARD

CORONA CALIF.
Ticker: VNBC
Stock Price, 8/24/06: $26.69
Earnings-Per Share Growth, Three-year annual rate: 46%
Earnings-Per-Share Growth, Three-year. annual rate, Rank: 84
Net Income, Past Four Quarters (millions)*: $18.7
Revenue Growth, Three-year annual rate: 70%
Revenue Growth, Three-year annual rate, Rank: 16
Revenue, Past four quarters (millions): $127.5
Total Return, Three-year annual rate: 38%
Total Return, Three-year annual rate, Rank: 69
P/E, Current Fiscal Year Est.: 13
Financial holding company.
*Through the quarter ended March 31, 2006

Other Achievements

- Acquisition of Rancho Bank, a commercial bank headquartered in San Dimas, Ca., completed July 31, 2006
- Stock appreciation growth approximately 1,900% (Oct. 2000 thru 3rd quarter 2006)
- Recognized by US Banker as one of the Top 100 Publicly Traded Mid-Tier Banks in 2005 & 2006
- Inclusion in the Russell 2000 index
- Alumni inclusion in Sandler O'Neill's "2005 Bank and Thrift Sm-All Stars"
- 2005 - Rated "Market Cap Champion" by Carpenter & Company $1 billion - $10 billion Asset Class, five year stock appreciation

The Inland Empire…

- **Represents the counties of Riverside and San Bernardino, one of the fastest growing regions in the United States**

- **Major distribution hub for goods coming in through the Los Angeles Harbors**

- **Availability of “affordable” and buildable land for housing, commercial and retail development in support of the Los Angeles and Orange County regions**

- **Intersection or half way point between: Los Angeles and Palm Desert, Pomona Valley and Temecula Valley, Newport Coast and Coachella Valley**

VINEYARD
NATIONAL BANCORP

What Makes Vineyard Unique?

Our Vision

We are a community bank dedicated to relationships and the experiences we create

Organization and Operating Strategies

Key Strategic Drivers

- **Diverse asset base and organizational structure**
- **Operating efficiency**
- **Operate within 20 unique markets**
- **Development and enhancement of 10 specialty products**
- **Branding and Marketing of the Vineyard Franchise**
  - In target geographic markets
  - In target product markets

Strategic Plan



Coastal Construction
Tract Construction
Income Property
Multi-Family
SBA
Commercial/ Business
Past 6 yrs: Community Banking
Next 1-2 yrs: Core Relationship Management & Build Out
Other
High/ Mid
Non-Profit
Entrepreneur/ Private Banking
Low/ Mid
Cash Mgmt
Future 3-5 yrs: Organic Growth
Future 5-7/10 yrs & Beyond: Franchise Maturity
20+ Unique Markets
10+ Expert Niches

Assets



$2,300,000
$2,100,000
$1,900,000
$1,700,000
$1,500,000
$1,300,000
$1,100,000
$900,000
$700,000
$500,000
$300,000
$100,000

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Sept. 30, 2006
Total Assets	$110,100	$191,700	$385,900	$888,000	$1,312,500	$1,713,600	$2,153,100

Dollars in thousands

Total Loans and Deposits



$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Sept. 30, 2006
Net Loans	$78,700	$136,200	$250,300	$589,600	$1,015,000	$1,359,300	$1,777,300
Total Deposits	$99,600	$159,400	$287,500	$603,300	$965,500	$1,277,000	$1,713,400

Dollars in thousands

Capital Strategy

- **Support Organic Growth**
- **Efficient tools for effective execution and purpose**
  - **Shelf registration – $125 million (Sept. 2005)**
    - **$93 million remaining as of Sept. 30, 2006**
  - **PIPE**
  - **Trust preferred**
  - **Strategic acquisition**
    - **Reduce funding costs**
    - **Accretive to earnings**
- **Minimal dilutive impact to shareholders**
- **Maintain consistent capital ratios**
  - **Holding Company**
  - **Bank**

Bank Capital Adequacy Ratios



20.0%
16.0%
12.0%
8.0%
4.0%
0.0%

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Sept. 30, 2006
Leverage Capital	8.4%	12.5%	11.6%	10.3%	11.3%	11.7%	12.0%
Tier 1 Capital	10.4%	15.1%	13.9%	12.7%	12.4%	12.2%	11.2%
Total Capital	11.3%	16.1%	15.0%	13.9%	13.5%	13.1%	12.2%



Strategic Focus

Our future is as diverse as our markets

Our Markets

● Full Service Banking Center
■ Loan Production Office



Northern CA
Ventura County
San Gabriel Valley
West Side
Orange County
Palm Desert
Temecula Valley
North San Diego
Santa Clarita
Hesperia
San Buenaventura
Oxnard
Thousand Oaks
West Hollywood
Santa Monica
Inglewood
Monrovia
Glendora
Rialto
Highland
Ontario
Colton
Redlands
Yucaipa
Whittier
La Habra
Riverside
Brea
Carson
Torrance
Cypress
Rancho Palos Verdes
Fountain Valley
Tustin
Palm Springs
Hemet
Cathedral City
Lake Forest
Mission Viejo
Laguna Niguel
Temecula
San Clemente
Oceanside
Carlsbad
Vista
Escondido
Encinitas
Santee
El Cajon
La Mesa
San Diego
National City
Chula Vista
Copyright (C) 2006 SNL Financial LC. All rights reserved
0
42.5mi

VINEYARD
NATIONAL BANCORP

Summary Thoughts



2000 - 2005 “CAGR”
Compounded Annual Growth Rate



100%
80%
60%
40%
20%
0%

	Net Loans	Assets	Deposits	Net Income	Diluted EPS
CAGR	77%	73%	67%	98%	66%

Earnings



$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31 2004	Dec. 31, 2005	YTD Sept. 2005	YTD Sept. 2006
Net Income	$600	$1,200	$3,000	$8,000	$14,000	$18,900	$14,500	$14,300

Dollars in thousands

Earnings –
Return on Average Common Equity



$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
50%
40%
30%
20%
10%
0%
$0.15
$0.25
$0.52
$1.09
$1.55
$1.89
$1.44
$1.37
7.0%
11.7%
22.2%
41.0%
28.6%
21.1%
21.8%
17.9%
YE 2000
YE 2001
YE 2002
YE 2003
YE 2004
YE 2005
YTD Sept. 2005
YTD Sept. 2006
Diluted EPS
ROACE (Annualized)

Summary Thoughts

- The Bank continues to assemble talented, and well-established professionals driven on value-added, relationship banking
- The Company continues to deliver returns to its shareholders by providing properly incented product groups within a unique distribution network
- The Company and the Bank will continue to focus on what our customers need and strive to deliver results which exceed expectations

Employees, Customers, Investors….

“PEOPLE are our most valuable asset”



VINEYARD
NATIONAL BANCORP

Thank you

www.vnbcstock.com